UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ArQule, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

04269E107
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107.................................

1. Names of Reporting Persons.

Pfizer Inc.; 13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)      X

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power.. 3,273,679.............

8. Shared Voting Power

9. Sole Dispositive Power 3,273,679

10. Shared Dispositive Power ........................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 3,273,679.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...X

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions) - CO .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ArQule, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

04269E107
(CUSIP Number)

Margaret M. Foran
Vice President - Corporate Governance and Secretary
Pfizer Inc. 235 East 42nd Street
New York, New York 10017
(212)-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107.................................

1. Names of Reporting Persons.

Pfizer Holdings Europe (no IRS Identification No.)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization - Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power.. 3,273,679.............

8. Shared Voting Power

9. Sole Dispositive Power 3,273,679

10. Shared Dispositive Power ........................................................................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 3,273,679.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions) - CO .

Item 1. Security and Issuer

Common Stock, $.001 par value of ArQule, Inc.,

Item 2. Identity and Background

(a) Pfizer Holdings Europe

(b) LaTouche House, International Financial Services Centre, Dublin, Ireland

(c) Holding Company.

(d) No

(e) No

(f) Republic of Ireland.

Item 3. Source and Amount of Funds or Other Consideration

Working Capital.

Item 4. Purpose of Transaction

Investment.

Item 5. Interest in Securities of the Issuer

(a) 3,273,679 shares; 11.4%

(b) 3,273,679 shares

(c) Pfizer Holdings Europe ("PHE") purchased 645,162 of the common stock, $.001 par value of ArQule, Inc. on December 16, 2003 for cash equal to $3,000,000.00 ($4.65 per share). This amount, together with the 2,628,517 shares already owned by PHE, equals 3,273,679 shares.

(d) N.A.

(e) N.A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 16, 2003, Pfizer Holdings Europe ("PHE") and ArQule, Inc. entered into an agreement which provided for the sale of 645,162 shares of the common stock of ArQule, Inc. for a purchase price of $3,000,000.00. The agreement contains customary representations, warranties and covenants for agreements of this sort, including a representation by PHE that it was acquiring the shares for its own account, for investment and with no present intention to distribute the shares being purchased except in compliance with applicable securities laws.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2003
( Date)

Signature             /s/ Brian Byala
                          Brian G. Byala, Director
                          ( Name/Title)